Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$625.2	$1,226.1	$900.5	$771.9	$797.5
Add/(deduct):
Fixed charges	258.2	273.5	301.6	314.1	313.6
Distributed income of equity investees	27.4	13.3	30.6	41.4	28.0
Capitalized interest	(5.6)	(11.6)	(12.2)	(3.1)	(8.2)

Earnings available for fixed charges (a)	$905.2	$1,501.3	$1,220.5	$1,124.3	$1,130.9

Fixed Charges:
Interest expense	$208.0	$219.7	$246.0	$264.3	$262.4
Capitalized interest	5.6	11.6	12.2	3.1	8.2
One third of rental expense(1)	44.6	42.2	43.4	46.7	43.0

Total fixed charges (b)	$258.2	$273.5	$301.6	$314.1	$313.6

Ratio of earnings to fixed charges (a/b)	3.5	5.5	4.0	3.6	3.6

(1)	Considered to be representative of interest factor in rental expense.